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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18082

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Invemed Associates LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue
(No. and Street)

New York (City) New York (State) 10152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Baran 212-421-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) New York (State) 10036-2602 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 8/27

OATH OR AFFIRMATION

I, John Baran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Invemed Associates LLC, as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

BEVERLY ANN LEMMON
Notary Public, State of New York
No.01LE6244447
Qualified in New York County
Commission Expires July 11, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Invemed Associates LLC

Statement of Financial Condition

June 30, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Member
Invemed Associates LLC
New York, New York

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Invemed Associates LLC (a wholly owned subsidiary of Invemed Securities, Inc.) (the "Company") as of June 30, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Invemed Associates LLC as of June 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
August 20, 2013

Invemed Associates LLC

Statement of Financial Condition
June 30, 2013

ASSETS	
Cash	$ 249,342
Due From Broker	4,360,243
Other Receivables	107,310
Due From Affiliate	210,299
Securities Owned, at fair value	20,450,545
Other Investments, at fair value	75,899,434
Property and Equipment, less accumulated depreciation of $ 2,259,473	205,895
Life Insurance	662,201
Other Assets	4,935
Total assets	$ 102,150,204
LIABILITIES AND MEMBER'S EQUITY	
Liabilities and Accrued Expenses	474,446
Total liabilities	474,446
Commitments	
Member's Equity	101,675,758
Total liabilities and Member's equity	$ 102,150,204

See Notes to Statement of Financial Condition.

Note 1. Description of Organization

Invemed Associates LLC (the "Company") is a wholly owned subsidiary of Invemed Securities, Inc. (the "Parent"). The Company is registered under the Securities Exchange Act of 1934 as a broker and dealer in securities, and is a member of the New York Stock Exchange ("NYSE").

The Company operates under Rule 15c3-3 of the Securities Exchange Act of 1934, where the requirement is to compute net capital monthly and which requires the Company to maintain a ratio of aggregate debits to 5% of combined aggregate debit items or 120% of the minimum net capital requirement.

The clearing and depository operations for the Company's securities transactions on behalf of its customers and for its own proprietary accounts are provided primarily by one broker pursuant to a clearance agreement. At June 30, 2013, all of the Company's securities owned are security positions with the same clearing broker.

The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker. In connection therewith, the Company indemnifies its clearing broker for losses that it may sustain from the customer accounts introduced by the Company.

All the securities owned reflected in the statement of financial condition are positions with this clearing broker. The securities owned are subject to margin requirements.

Note 2. Significant Accounting Policies

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the financial statements and accompanying notes, as well as the reported amount of revenue and expenses. Actual results could differ from those estimates.

Securities Transactions: Securities owned are valued at quoted market values and other investments are valued at estimated fair value (see Note 4).

Due from Broker: Due from and due to broker-dealers relating to trades pending settlement are netted by broker in due from broker-dealers in the statement of financial condition.

Property and Equipment: Property and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets.

Income Taxes: Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*, provided guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended June 30, 2013, management has determined that there are no uncertain tax positions.

Note 2. Significant Accounting Policies (Continued)

As a single-member limited liability company, the Company is not subject to federal, state or local income taxes. The Company's income or loss is reportable by its Member (Parent) on its corporate income tax return.

The Company is generally not subject to examination by U.S. federal taxing authorities for tax years before 2010 and the state taxing authorities for tax years before 2011.

Recently Adopted Accounting Pronouncement: In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.* ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards ("IFRSs"). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are effective for annual periods beginning after December 15, 2011 and was adopted by the Company. The adoption did not have a material impact on the financial statements.

Recently Issued Accounting Pronouncement: In December 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, the FASB issued additional clarification to specify that the guidance applies only to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria of the Codification or subject to a master netting arrangement or similar agreement. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Since this pronouncement is disclosure related, the adoption of this guidance is not expected to have a material impact on the Company's financial position or results of operations.

Note 3. Property and Equipment

Equipment, furniture, fixtures and leasehold improvements, at cost, consists of the following:

Leasehold improvements	$ 1,109,032
Computer equipment and software	913,685
Furniture and fixtures	442,651
	2,465,368
Less accumulated depreciation	(2,259,473)
	$ 205,895

Note 4. Investments at Fair Value

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability;

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 are those whose fair value measurement consider several inputs and may include Level 1 or Level 2 inputs as components of the overall fair value measurement. The table that follows sets forth information about the level within the fair value hierarchy at which the Company's investments are measured at June 30, 2013.

Depending on the redemption options available, as a practical expedient it may be possible that for investments in other investment partnerships, the reported net asset value ("NAV") represents fair value based on observable data such as ongoing redemption and/or subscription activity. In certain cases, the NAV is considered as a Level 2 input. However, certain funds may provide the manager with the ability to suspend or postpone redemptions (a "gate"), or to create "side-pockets" that cannot be redeemed. In the case of the imposition of a gate, or if the Company may not redeem its holdings in the fund within 90 days or less, the investment is generally classified as Level 3.

Investments in other investment entities are valued at fair value based on the applicable percentage ownership of the underlying partnerships' net assets as of the measurement date, as determined by management. In determining fair value, management utilizes valuations provided by the underlying investment partnerships. The underlying investment partnerships value securities and other financial instruments on a fair value basis of accounting. The estimated fair values of certain investments of the underlying investment partnerships, which may include private placements and other securities for which prices are not readily available, are determined by the management or sponsor of the respective other investment partnership and may not reflect amounts that could be realized upon immediate sale, or amounts that ultimately may be realized. Accordingly, the estimated fair values may differ significantly from the values that would have been used had a ready market existed for these investments. The fair value of the Company's investments in other investment partnerships generally represents the amount the Company would expect to receive if it were to liquidate its investment in the other investment partnerships excluding any redemption charges that may apply.

Note 4. Investments at Fair Value (Continued)

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Equities	$ 5,450,545	$ -	$ -	$ 5,450,545
Money Market and Certificate of Deposit Assessment Rate ("CDAR")	15,000,000	-	-	15,000,000
Total securities owned	$ 20,450,545	$ -	$ -	$ 20,450,545
Other Investments:				
Investments in investment entities	$ -	$ -	$ 75,899,434	$ 75,899,434

The Company assesses the levels of investments at each measurement date, and transfers between levels are recognized on the actual date of the event that caused the transfers in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended June 30, 2013, there were no transfers.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended June 30, 2013:

	Beginning Balance	Realized Gains (Losses)	Unrealized Gains (Losses)	Net Contributions	Distributions	Ending Balance
Other investments	$ 68,154,622	$ 3,201,612	$ 7,903,691	$ 2,007,390	$ (5,367,881)	$ 75,899,434

There were no transfers between Level 1 and Level 2 during the period.

Other investments, which have been valued at an estimated fair value as determined by management in the absence of readily ascertainable market values, consist of investments in limited partnerships and restricted common and preferred stocks.

Because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Note 4. Investments at Fair Value (Continued)

The following table sets forth additional disclosures of the Company's investments whose fair value is estimated using net asset value per share (or its equivalent) as of June 30, 2013:

Investment	Strategy	% of Member's Equity	Fair Value	Redemption Frequency	Redemption Notice Period	Remaining Lock-Up Period
Lone Cascade LP	Long Only Global Equities	7.52%	$ 7,645,416	Quarterly	30 days	None
Conatus Capital LP	Long/Short	7.26%	7,379,939	Quarterly	65 days	None
Marlin Sams Fund LP	Value Oriented	10.90%	11,080,025	Annually	45 days	None
Pointstate Fund LP	Macro and Long/Short Equity	18.48%	18,786,167	Quarterly	90 days	None
V2 Hedged Equity Fund LP	Hedged Equity	7.24%	7,362,913	Monthly	30 days	None
Other Investment entities (*)	Long/Short	23.25%	23,644,373	None to Annually	None to 95 days	None
Total investment in investment entities		74.65%	$ 75,898,833			

(*) Based on the available information, no underlying investment of the other investment entities represents greater than 5% of Member's equity.

The investments in investment entities includes investments in hedge funds whose objective is to seek above-average rates of return and long-term capital growth. In addition, certain hedge funds own marketable securities to provide liquidity when needed.

Note 5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions, as defined. At June 30, 2013, the Company had net capital of $24,405,953, which exceeded its requirement of $250,000 by $24,155,953.

Note 6. Guarantees and Indemnifications

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party. The Company may obtain short-term financing from the clearing brokers from whom it can borrow against its proprietary inventory, subject to collateral maintenance requirements.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses to date.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions weekly and to obtain additional deposits where it is deemed appropriate.

Note 7. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company conducts business with several broker-dealers and organizations for its trading activities. The clearing and depository operations of the Company's trading activities are performed by these brokers pursuant to agreements. The Company monitors the credit standing of these brokers on an ongoing basis. In the event a broker is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts at financial institutions located in the United States. At times, the Company may have cash that exceeds the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 8. Commitments

The Company's office facilities are leased under a noncancelable operating lease expiring December 2015. The lease contains provisions for rent escalations based on certain costs incurred by the lessor. The aggregate future minimum annual rental commitments are as follows:

Year ending June 30,	
2014	$ 1,085,814
2015	1,085,814
2016	542,907
	$ 2,714,535

Included in other investments is an investment with initial committed capital of $7,000,000. As of June 30, 2013, the investments have a fair value of $1,616,841 and an unfunded commitment of $1,127,141.

Note 9. Related Party Transactions

The Company entered into a Transportation Services agreement with the Parent on July 1, 2007. Under this agreement, the Company utilizes the airplane on an as-needed basis for flights. In consideration of this agreement, the Company pays the Parent $8,000 per flight hour plus actual flight charges as billed by the airplane's management company.

The Company has an investment with an investment partnership, the Marlin Sams Fund LP, for $11,080,025. The Marlin Sams Fund LP has an investment in an affiliate of the Company for $4,534,902 and an unfunded commitment of $5,604,962.

Note 10. Profit-Sharing Plan

The Company has a profit-sharing plan covering all employees. The plan provides for the Company to contribute up to 15% of employees' fiscal year-end compensation, subject to certain limitations as defined in the plan agreement.

All participants' account balances are fully vested at all times. The Company accrued $101,745 to the plan for covered employees for the year ended June 30, 2013.

Note 11. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through August 20, 2013, the date the financial statements were available to be issued, noting none.